June 23, 2020 VIA EDGAR

Kevin Dougherty

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 22, 2020
File No. 333-239023

Dear Mr. Dougherty:

On behalf of our client, Fusion Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 23, 2020, relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 submitted to the Commission on June 22, 2020.

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Amendment No. 1 to Form S-1 filed June 22, 2020

Exhibits

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: We acknowledge the Staff’s comment, and have revised Section 9.3 of Exhibit 4.4 to remove the exclusivity of the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York. As revised, Exhibit 4.4 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, we do not believe that any additional disclosure, including risk factor disclosure, is appropriate.

Please contact me at (212) 819-7644 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Elliott Smith